SAKER HOLDINGS CORP.

922 Highway #33, Building 6, Suite 1

Freehold, New Jersey  07728

EXHIBIT 99.2

December 1, 2005

Board of Directors

Foodarama Supermarkets, Inc.

922 Highway #33, Building 6, Suite 1

Freehold, New Jersey  07728

Gentlemen:

The purpose of this letter is to outline the basis on which an acquisition vehicle organized by me and seven other members of the Saker family (the “Purchasers”) would be prepared to acquire all of the outstanding shares of capital stock of Foodarama Supermarkets, Inc. (“Foodarama” or the “Company”) not owned by us, as well as certain reasons for effectuating this transaction.  We believe that the proposed transaction is in the best interests of Foodarama and its shareholders and is the best opportunity for the shareholders to maximize their investment returns.  The Purchasers currently own or control approximately 51% of the outstanding shares of Foodarama.

It is our current intention to acquire all of the outstanding shares of capital stock of Foodarama not held by a Purchaser for cash in the amount of $52  per share (the “Price”), representing a 43.9% and 58% premium over the average trading price for the last 12 months and 5 years, respectively.  All unvested stock options will become fully vested, and all outstanding options not held by the Purchasers would be cashed out as part of the transaction.  We have arranged for financing of this transaction with GMAC Commercial Finance LLC (“GMAC”) and provided with this letter is a copy of their commitment letter.  The commitment letter describes the terms of the proposed financing for the transaction as well as the terms of a refinancing of the Company’s existing indebtedness with GMAC and the Company’s other lenders. These loans will be secured by the assets of the Company if the transaction is completed.  Approximately 6% of the funds provided by GMAC may be used to finance the purchase of up to approximately 46,000 shares held by certain of the Purchasers and members of their families, including up to approximately 36,000 shares held by Joseph Saker, Nadine Saker Mockler and Denise Saker Marder, 1,760 shares held by Richard Saker’s wife, Laura, and 8,262 shares held in trusts formed for the benefit of the children of Joseph Saker, Jr., Nadine Saker Mockler, Denise Saker Marder and Lisa Saker.

The proposed transaction would be effected by means of a tender offer for the remaining 49% of the Company’s outstanding shares which would be conditioned upon, among other things, that (i) a majority of the minority 49% shareholders tender their shares in the tender offer, (ii) the acquiring entity hold at least 90% of the Company’s outstanding common stock after the closing of the tender offer (inclusive of the shares held by the Purchasers) and (iii) the Foodarama shareholders approve an agreement and plan of share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of common stock of a newly formed Delaware corporation.  The share exchange would be followed by a merger of the Delaware corporation into the acquiring entity pursuant to which shareholders who did not tender shares in the tender offer would receive $52 in exchange for their shares of the Delaware corporation that they receive in the share exchange.  As a result of the tender offer, the share exchange and the merger, Foodarama would become a wholly owned subsidiary of the acquiring entity.

We would proceed with the proposed tender offer and other transactions only if the requisite consent of Wakefern Food Corporation can be obtained.

We believe that it is important that we identify some of the factors that we considered in arriving at the Price and in reaching our decision to propose this transaction.  The Price represents a 43.9% premium to the average trading price for the last 12 months, a 41.5% premium over the average trading price for the last three months and a 38.7% premium over the closing price on November 30, 2005.  Of course, the ability of the shareholders to actually monetize their investment in the shares of Foodarama through open market transactions presumes a level of liquidity in Foodarama’s stock that simply does not exist.  Based on the average trading volume over the last 12 months, it would take over five (5) years to sell the shares we are proposing to purchase.  Moreover, based on recent volume activities, it would not appear feasible for the existing shareholders to sell their holdings in a reasonable period of time without significantly pressuring pricing levels.  You should also be aware that after protracted discussions, Arthur Abbey, the holder of approximately 12% of the Company’s outstanding shares, has advised us that if an offer was made, he would be willing to participate in a transaction in which the Saker family acquired his shares at a price of $52 per share.  As a result of these discussions, we have increased the price that we originally contemplated offering to Foodarama’s shareholders from $41 to $52 per share.

As you know, I and other members of the Saker family have participated in the development of Foodarama for many years, and we remain committed to its continued success.  Nevertheless, there are many challenges facing Foodarama.  Its margins are among the lowest of its peers in the industry.  It is faced with increasing competition by traditional grocery stores, particularly the entry of national chains into the territory, as well as the large box stores.  Both the equity and the debt markets particularly view the potential impact of the large box stores as problematic.  Indeed, Albertson’s recent announcement that it was exploring strategic alternatives is a reflection of the intense competition faced by traditional grocery stores.

In addition, it is virtually impossible to achieve the levels of growth typically required by the public markets without continued expansion.  Almost all growth in the Company must come from opening new stores or significant renovations of existing stores.  In our view, the risk inherent in such a capital intensive and long term growth strategy is not compatible with maximizing the return for the shareholders of a relatively illiquid and thinly traded public company.

In terms of providing a possible exit for shareholders, one must also be mindful of the practical consequences of the Wakefern arrangements.  Under the Wakefern agreements, any withdrawal from the cooperative would trigger a prohibitive payment obligation to Wakefern of approximately $271 million.  As the departure of Foodarama from the cooperative would have an enormous adverse impact on Wakefern, it is hard for us to envision any circumstance pursuant to which Wakefern would allow the Company’s departure on any economically feasible basis.  Indeed, the litigation involving the potential Big V transaction is a good indication of the importance Wakefern attaches to these withdrawal provisions.  The potential Big V transaction also is reflective of the fact that the Company would likely be attractive as an acquisition candidate to a large strategic buyer only if that buyer could exit the cooperative arrangement and then use its independent buying leverage to improve margins and profitability.  We believe that a sale of the Company to another member of the Wakefern cooperative is not likely inasmuch as Foodarama is the largest member of the cooperative.

It also seems highly unlikely that Foodarama would be an attractive candidate for a financial buyer, as the amount of additional debt that would be needed to acquire all of the Company’s outstanding shares, including our shares, at an amount in excess of the Price is far in excess of the Company’s ability to service that debt.  This problem is particularly acute in the context of the Company’s need to increase the number of its stores and with the financing required to finance this expansion.  In this regard, it is also important to state that members of the Saker family have been shareholders in Foodarama since 1958 and we have no interest in selling our holdings.

Further, we believe that the proposal contained in this letter presents an excellent opportunity for the Company’s public shareholders to realize a premium for their shares at a fair price, while allowing management to focus on executing the Company’s strategy without having to address the burdens and costs of being a public company.  These costs have significantly increased with the passage of the Sarbanes-Oxley Act and the related regulations promulgated by the Securities and Exchange Commission and the American Stock Exchange.  In fact, compliance will become even more expensive and burdensome with the phase-in of new rules relating to internal control procedures.  In addition, absent a going private transaction, we expect that public company costs for the most recently completed fiscal year will be approximately $692,000 - equivalent to 23.8% of pre-tax income for the year ended December 31, 2004.  The $692,000 estimate includes $588,000 paid to external accountants, legal counsel, listing fees and other outside vendors as well as $104,000 in staff time and expenses.

Alternatives to the going private proposal also include continuing to pay a significant portion of pre-tax income each year in public company costs, or avoiding the majority of these costs by de-listing the Company’s stock.  Neither of these alternatives represents an attractive outcome for shareholders.  Therefore, this is an opportune time for the public shareholders to cash out their shares and the Company to be relieved of the burdens of being a public corporation.

We look forward to working with the Board of Directors to effectuate a transaction along the lines described above as quickly as possible.  As you can see in the enclosed commitment letter, significant fees began to accrue on November 9, 2005, so it is critical to our interest in pursuing this transaction that all definitive documentation be completed in an expeditious manner.  Although no legal obligations will be created until definitive documentation is signed, we do not anticipate any significant hurdles in documenting and consummating the transaction; however, in view of the significant fees which we will incur in connection with the proposed transaction, we believe that it is appropriate that the Company agree to a $1.0 million termination fee if the tender offer proceeds but the Board of Directors of Foodarama subsequently withdraws its support of the offer or otherwise terminates the proposed transaction or certain other events occur.  We have engaged Conway, Del Genio, Gries & Co., LLC as our financial advisors and Giordano, Halleran & Ciesla, P.C. as our legal advisors in connection with this transaction, and we are happy to make them available to you to help expedite the transaction.

We believe that our proposal is in the best interests of the Company and will be attractive to the Company’s public shareholders.  It is our view that providing a premium to our public shareholders and operating the Company as a private enterprise is the best alternative for all concerned.

We look forward to your prompt response and to working with you on this matter.

Very truly yours

Saker Holdings Corp.

By:	/s/ Richard J. Saker
Richard J. Saker, President and
Chief Executive Officer